Clear Street LLC

SEC # 8-69972
CRD # 288933

Consolidated Statement of Financial Condition

With Report of Independent Registered Public Accounting Firm

As of December 31, 2020

Filed as PUBLIC information pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 and deemed PUBLIC in accordance with Regulation 1.10(g) under the Commodity Exchange Act



RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Member of Clear Street LLC

Opinion on the Financial Statement
We have audited the accompanying consolidated statement of financial condition of Clear Street LLC and Subsidiary (the Company) as of December 31, 2020, the related notes to the consolidated financial statement (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2019.

New York, New York
March 8, 2021

THE POWER OF BEING UNDERSTOOD
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Clear Street LLC
Consolidated Statement of Financial Condition
December 31, 2020

Assets

Cash and cash equivalents	$	88,122,536
Cash segregated under federal and other regulations		174,855,000
Financial instruments owned, at fair value		502,527,339
Securities borrowed		4,295,530,609
Securities received as collateral		116,385,083
Receivable from customers		152,757,343
Receivable from broker-dealers and clearing organizations		90,228,855
Other assets		1,570,081
Total Assets	**$**	**5,421,976,846**

Liabilities and Equity

Liabilities

Financial instruments sold, not yet purchased, at fair value	$	409,541,845
Securities loaned		4,324,667,997
Obligation to return securities received as collateral		116,385,083
Payable to broker-dealers and clearing organizations		58,950,739
Payable to customers		287,003,634
Accounts payable and accrued liabilities		14,232,699
Total liabilities	$	5,210,781,997
Equity		
Member's Equity		211,194,849
Total Liabilities and Equity	**$**	**5,421,976,846**

The accompanying notes are an integral part of this Consolidated Statement of Financial Condition

Clear Street LLC
Notes to Consolidated Statement of Financial Condition
December 31, 2020

1. Organization and Description of Business

Clear Street LLC (the "Company"), is a limited liability company organized in the state of Delaware. The Company's sole member is Clear Street Holdings LLC ("Holdings"). The Company's operating agreement provides that the CEO has sole authority to carry out management responsibilities and control day-to-day management of the Company's operations, including determination of profit and loss allocations among members, distributions and admittance of new members. As a limited liability company, the member's liabilities are limited to amounts reflected in their capital account.

Founded in 2016, the Company, headquartered in New York, is a broker-dealer registered with the U. S. Securities and Exchange Commission ("SEC"), the U.S. Commodity Futures Trading Commission ("CFTC"), the Municipal Securities Rulemaking Board ("MSRB"), the National Futures Association ("NFA") and the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company has clearing memberships with principal stock exchanges in the United States, including the New York Stock Exchange ("NYSE") and The Nasdaq Stock Market ('NASDAQ") among others. The Company is also a member of the Depository Trust and Clearing Company ("DTCC"), the National Securities Clearing Corporation ("NSCC") and the Options Clearing Corporation ("OCC"). The Company's primary designated self-regulatory organization is FINRA..

The Company is the sole member of Clear Street Markets LLC ("Markets"). Markets is a proprietary trading firm and broker-dealer registered with the SEC and maintains memberships at most principal United States exchanges including NYSE, NASDAQ and the Chicago Board Options Exchange ("Cboe"). Markets' designated self-regulatory organization is Cboe. The accompanying Consolidated Financial Statements include the accounts of Markets at December 31, 2020 and results of operations for the year then ended.

The Company has entered into clearing arrangements with introducing brokers and executes and clears securities transactions directly for customers. Accordingly, the Company is subject to SEC Rule 15c3-3 pertaining to the possession or control of customer assets and reserve requirements. The Company is approved to engage in clearing, execution, prime brokerage, stock lending, and margin lending to customers of introducing firms as well as to direct customers and correspondents.

In December of 2020, the Company completed a corporate reorganization whereby Clear Street Capital LLC ("Capital"), which had previously been the Sole Class B member of both Clear Street and Markets was merged into Holdings leaving Holdings as the sole member of the Company and the Company as the sole member of Markets. As both the Company and Markets are entities under common control, the accompanying Consolidated Statement of Financial Condition is presented as if the reorganization occurred on January 1, 2020, the beginning of the period presented.

Clear Street LLC
Notes to Consolidated Statement of Financial Condition
December 31, 2020

2. Significant Accounting Policies

Basis of Presentation

The accompanying Consolidated Financial Statements include the accounts of the Company and Clear Street Markets LLC and are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). All material intercompany balances and transactions are eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of certain types of assets and liabilities and disclosure of contingent assets and liabilities at the reporting date. Actual results may differ from estimated amounts.

Cash and Cash Equivalents

Cash and cash equivalents and Cash segregated in compliance with federal and other regulations include demand deposits held in banks and certain highly liquid investments with original maturities of three months or less. The carrying amount of such cash equivalents approximates their fair value due to the short-term nature of these instruments. These assets would be categorized as Level 1 in the fair value hierarchy if they were required to be recorded at fair value.

The Company maintains cash in bank accounts that, at times, may exceed federally insured limits. The Company manages this risk by selecting financial institutions deemed highly creditworthy to minimize the risk.

Securities Borrowed and Securities Loaned

The Company conducts securities borrowing and lending activities with external counterparties. In connection with these transactions, the Company receives or posts collateral, which comprises cash and/or securities. In accordance with substantially all of its stock borrow agreements, the Company is permitted to sell or repledge securities received. Securities borrowed or loaned are recorded based on the amount of cash or other collateral advanced or received. The initial cash collateral advanced or received generally approximates or is greater than 102% of the fair value of the underlying securities borrowed or loaned. The Company monitors the fair value of securities borrowed or loaned, and delivers or obtains additional collateral as appropriate. Receivables and payables with the same counterparty are not offset in the Consolidated Statement of Financial Condition.

Clear Street LLC
Notes to Consolidated Statement of Financial Condition
December 31, 2020

Securities Received as Collateral and Obligations to Return Securities Received as Collateral

The Company acts as lender in securities lending transactions and may receive securities that can be pledged or sold as collateral instead of receiving cash. The Company recognizes an asset on the Consolidated Statement of Financial Condition for the market value of those securities and recognizes a liability for the same amount to recognize the obligation to return such collateral.

Receivable from/Payable to Broker-dealers and Clearing Organizations

Amounts receivable from broker-dealers and clearing organizations may be restricted to the extent they serve as deposits for securities sold, not yet purchased. At December 31, 2020, Receivables from broker-dealers and clearing organizations primarily represent deposits with clearing organizations, amounts due for unsettled trades, amounts receivable related to interest and fees related to securities lending activities and amounts due from prime brokers related to the Company's trading activity. Payables to broker-dealers and clearing organizations primarily represent receivables from prime brokers related to the Company's trading activity interest payable related to securities lending activities, amounts due to introducing brokers and securities failed to receive.

Financial Instruments Owned Including Those Pledged as Collateral and Financial Instruments Sold, Not Yet Purchased

Financial instruments owned and Financial instruments sold, not yet purchased relate to market making and trading activities, and include listed and other equity securities.

The Company records financial instruments owned, including those pledged as collateral, and financial instruments sold, not yet purchased, at fair value.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or would be paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date. Fair value measurements are not adjusted for transaction costs. The recognition of "block discounts" for large holdings of unrestricted financial instruments where quoted prices are readily and regularly available in an active market is prohibited. The Company categorizes its financial instruments into a three level hierarchy which prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy level assigned to each financial instrument is based on the assessment of the transparency and reliability of the inputs used in the valuation of such financial instruments at the measurement date based on the lowest level of input that is significant to the fair value measurement. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or

Clear Street LLC
Notes to Consolidated Statement of Financial Condition
December 31, 2020

liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurements).

Financial instruments measured and reported at fair value are classified and disclosed in one of the following categories based on inputs:

Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 — Quoted prices in markets that are not active and financial instruments for which all significant inputs are observable, either directly or indirectly; or

Level 3 — Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Transfers in or out of levels are recognized based on the beginning fair value of the period in which they occurred.

Derivative Instruments

Derivative instruments are used for trading purposes, including economic hedges of trading instruments, are carried at fair value, and include futures contracts, and options. Fair values of exchange-traded derivatives, principally futures, are based on quoted market prices. The Company presents its derivatives balances on a net-by-counterparty basis when the criteria for offsetting are met.

Exchange Memberships

Exchange memberships are recorded at cost or, if any other than temporary impairment in value has occurred, at a value that reflects management's estimate of fair value. The Company reviews the carrying value compared to the fair value of Exchange memberships on an annual basis to determine impairment. The Company's exchange memberships are included in Other assets in the Consolidated Statement of Financial Condition.

Trading Revenue

Trading income is comprised of changes in the fair value of financial instruments owned and financial Instruments sold, not yet purchased (i.e., unrealized gains and losses) and realized gains and losses on financial instruments owned and financial Instruments sold, not yet purchased. Trading gains and losses on financial instruments owned and financial instruments sold, not yet purchased are recorded on the trade date and reported on a net basis in the Consolidated Statement of Operations.

Clear Street LLC
Notes to Consolidated Statement of Financial Condition
December 31, 2020

Income Taxes

The Company is a limited liability company and therefore no provision is made in these financial statements for federal, state or local income taxes as such liabilities are the responsibility of the member.

New Accounting Pronouncements

Measurement of Credit Losses on Financial Instruments

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments - Credit Losses (Topic 326) - Measurement of Credit Losses on Financial Instruments.* This ASU amends several aspects of the measurement of credit losses on financial instruments, including replacing the existing incurred credit loss model and other models with the Current Expected Credit Losses model ("CECL"). Under CECL, the allowance for losses for financial assets that are measured at amortized cost reflects management's estimate of credit losses over the remaining expected life of the financial assets. Expected credit losses for newly recognized financial assets, as well as changes to expected credit losses during the period, would be recognized in earnings, and adoption of the ASU will generally result in earlier recognition of credit losses. Expected credit losses will be measured based on historical experience, current conditions and forecasts that affect the collectability of the reported amount, and credit losses will be generally recognized earlier than under previous U.S. GAAP. The Company adopted this ASU on January 1, 2020 using the modified retrospective method of adoption. The ASU impacts only those financial instruments that are carried by the Company at amortized cost such as securities borrowing/ lending transactions and receivables from customers, broker-dealers and clearing organizations. The adoption of this ASU did not have a material impact to the Company's financial condition, results of operations or cash flows.

3. **Cash Segregated Under Federal or Other Regulations**

The Company maintains custody of customer funds and is obligated by rules and regulations mandated by the SEC to segregate or set aside cash and or qualified securities to satisfy these regulations, which have been promulgated to protect customer assets. Included in Cash segregated under federal or other regulations was $171,110,000 which has been segregated in a special reserve account for the exclusive benefit of customers and $3,745,000 in a special account for the exclusive benefit of Proprietary accounts of brokers ("PAB") under SEC Rule 15c3-3. The amounts recognized as Cash segregated under federal or other regulations approximate fair value.

Clear Street LLC
Notes to Consolidated Statement of Financial Condition
December 31, 2020

4. **Receivables from and Payables to Broker-Dealers and Clearing Organizations**

Receivables from and Payables to broker-dealers and clearing organizations at December 31, 2020 consist of the following:

Assets

Deposits with clearing organizations	$35,788,839
Unsettled trades with clearing organization	22,233,840
Securities failed to deliver	20,086,851
Commissions and fees	10,371,739
Due from prime brokers	1,747,586
Total receivables from broker-dealers and clearing organizations	$90,228,855

Liabilities

Due to prime brokers	$46,048,152
Commissions and fees	9,749,958
Due to introducing brokers	2,610,287
Securities failed to receive	542,342
Total payables to broker-dealers and clearing organizations	$58,950,739

5. **Fair Value**

The Company's financial instruments recorded at fair value have been categorized based upon a fair value hierarchy in accordance with accounting standards as described in Note 2: _Significant Accounting Policies_. Exchange-traded equity securities and listed equity options, are valued based on quoted prices from the primary exchange, and are classified as Level 1 securities in the fair value hierarchy. Corporate bonds are value based on recently executed transactions or market quotations, and are generally categorized as Level 2 investments in the fair value hierarchy. Values for financial instruments other than those discussed above are estimated in good faith by the Company, and are generally categorized as Level 3 in the fair value hierarchy. As of December 31, 2020, the Company held no financial instruments whose values were estimated by the Company.

Clear Street LLC
Notes to Consolidated Statement of Financial Condition
December 31, 2020

Financial instruments owned and Financial instruments sold, not yet purchased consist of trading and investment securities reported at fair values, as follows:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Assets				
Financial instruments owned				
Equities	$ 436,453,334	$ -	$ -	$ 436,453,334
Corporate bonds	-	1,232,337	-	1,232,337
Listed equity options	64,841,668	-	-	64,841,668
Total Financial instruments owned	501,295,002	1,232,337	-	502,527,339
Total Assets	$ 501,295,002	$ 1,232,337	$ -	$ 502,527,339
Liabilities				
Financial instruments sold, not yet purchased				
Equities	$ 147,472,040	$ -	$ -	$ 147,472,040
Corporate bonds	-	4,500,785	-	4,500,785
Listed equity options	257,569,020	-	-	257,569,020
Total Financial instruments sold, not yet purchased	405,041,060	4,500,785	-	409,541,845
Total Liabilities	$ 405,041,060	$ 4,500,785	$ -	$ 409,541,845

6. Derivative Instruments

The fair value of the Company's derivative instruments not designated as hedging instruments on a gross basis consisted of the following at December 31, 2020:

Derivative assets	Financial Statement Location	Fair Value	Notional Value
Fixed Income Futures	Receivable from broker-dealers and clearing organizations	$ 3,125	$ 865,938
Options	Financial Instruments Owned	$ 64,841,668	$ 851,975,651

Derivative Liabilities	Financial Statement Location	Fair Value	Notional Value
Options	Financial Instruments Sold, Not Yet Purchased	$ 257,569,020	$ 1,179,484,480

Amounts included in Receivable from broker-dealers and clearing organizations represents net variation margin on futures contracts and other deposits related to futures trading.

Clear Street LLC
Notes to Consolidated Statement of Financial Condition
December 31, 2020

7. Collateralized Transactions

The Company enters into securities borrowing and lending transactions to meet counterparty needs, earn interest spreads and obtain securities for settlement purposes. Under most agreements the Company is permitted to sell or repledge securities received as collateral and use these securities to enter into securities lending transactions or deliver these securities to counterparties or clearing organizations to cover short positions. At December 31, 2020, substantially all of the securities received as collateral have been delivered or repledged.

Although the Company does not net securities borrowed and securities loaned, substantially all securities borrow and loan agreements are transacted under master securities loan agreements that give the Company the right to liquidate securities held and offset receivables and payables with the same counterparty in the event of default by that counterparty. These financial instruments are presented on a gross basis on the Consolidated Statement of Financial Condition. In the table below, the amounts of financial instruments that are not offset in the Consolidated Statement of Financial Condition, but could be netted against financial liabilities with specific counterparties under legally enforceable master netting agreements in the event of default, are presented to provide financial statement readers with the Company's estimate of its net exposure to counterparties for these financial instruments.

The following tables set forth the gross and net presentation of Securities Borrowed and Securities loaned as of December 31, 2020:

	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Consolidated Statement of Financial Condition	Net Amounts of Assets Presented in the Consolidated Statement of Financial Condition	Gross Amounts Not Offset in the Consolidated Statement of Financial Condition		Net Amount
				Financial Instruments	Cash Collateral Received	
Offsetting of Financial Assets						
Securities borrowed	$ 650,963,060		$ 650,963,060	$ 639,344,407	$ 10,923,734	$ 694,918
Market value of collateral received	756,676,339		756,676,339	756,676,339		-
Total	$ 1,407,639,399	$ -	$ 1,407,639,399	$ 1,396,020,746	$ 10,923,734	$ 694,918
Offsetting of Financial Liabilities						
Securities loaned	$ 655,427,521		$ 655,427,521	$ 643,668,994	$ 10,923,734	$ 834,792
Obligation to return collateral	756,676,339		756,676,339	756,676,339		-
Total	$ 1,412,103,860	$ -	$ 1,412,103,860	$ 1,400,345,333	$ 10,923,734	$ 834,792

At December 31, 2020, all of the open securities borrowed and securities loaned transactions had maturities that were either overnight or continuous. Substantially all of the securities pledged as of December 31, 2020 were equities or exchange-traded funds ("ETF's").

Clear Street LLC
Notes to Consolidated Statement of Financial Condition
December 31, 2020

8. **Borrowings**

On June 4, 2020, the Company entered into a revolving credit agreement (the "Agreement") with a bank for an aggregated borrowing limit of $25 million. The Agreement, which replaced an existing agreement with the same bank, was used to finance the purchase and settlement of securities and bore interest at the Federal Funds Rate plus 1.5% per annum. In connection with the Agreement, the Company incurred issuance costs of $50,000 which is being amortized over the term of the Agreement. A commitment fee of 0.50% per annum on the average daily unused portion of this facility is payable quarterly in arrears.

On December 4, 2020, the Company terminated the above Agreement and entered into a revolving credit agreement (the "Committed Facility") with a consortium of banks for an aggregated borrowing limit of $75 million. The Committed Facility consists of two borrowing bases: Borrowing Base A Loan is to be used to finance the purchase and settlement of securities; Borrowing Base B Loan is to be used to fund margin deposit with the National Securities Clearing Corporation. Borrowing Base A Loans are available up to $75 million and bear interest at the adjusted LIBOR or base rate plus 1.50% per annum. Borrowing Base B Loans are available up to a limit of $75 million and bear interest at the adjusted LIBOR or base rate plus 2.50% per annum. A commitment fee of 0.50% per annum on the average daily unused portion of this facility is payable quarterly in arrears. At December 31, 2020 there were no outstanding balances under the Committed Facility.

In connection with the Committed Facility, the Company incurred issuance costs of $400,833 which is being amortized over the term of the Agreement. Included in Other assets at December 31, 2020 is $390,347 representing the unamortized balance of these costs.

9. **Financial Instruments and Off-Balance-Sheet Risk**

Customer Activities

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to customers which is collateralized by cash and/or securities in a customer account. In connection with these activities, the Company executes and clears customer transactions involving securities sold, not yet purchased. The Company seeks to control risks associated with customer activities by requiring customers to maintain margin collateral in compliance with various regulatory, exchange and internal guidelines. The Company monitors required margin levels daily, pursuant to such guidelines, the Company requires the customer to deposit additional collateral or reduce positions, when necessary. Such transactions may expose the Company to significant off-balance-sheet risk in the event the collateral is not sufficient to cover losses which customers may occur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell the collateral at prevailing market prices in order to fulfill the customer's obligations.

Clear Street LLC
Notes to Consolidated Statement of Financial Condition
December 31, 2020

Market Risk

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2020 at fair value of the related securities and will incur a loss if the fair value of the securities increases subsequent to December 31, 2020. In connection with its proprietary market making and trading activities, the Company enters into transactions in a variety of securities and derivative financial instruments, primarily exchange-traded equity options, futures contracts, and options on futures contracts. Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contractual price. Options written obligate the Company to deliver or take delivery of specified financial instruments at a contractual price in the event the option is exercised by the holder. Futures contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. The majority of the Company's transactions with off-balance-sheet risk are short-term in duration.

Credit Risk

On January 1, 2020, the Company adopted ASU 2016-13, *Financial Instruments – Measurement of Credit Losses on Financial instruments*, which modified the impairment model for measuring current expected credit losses (CECL) for financial assets and certain off-balance sheet items, including securities borrowed transactions, receivables from broker dealers and clearing organizations and receivables from customers. The model includes an allowance account established to record estimated lifetime expected credit loss, which is deducted from the amortized cost basis of the financial asset. The standard requires credit losses and credit loss estimates within the allowance account to be recognized on a timely basis, and to be based on historical information, current information, and reasonable and supportable forecasts of future events.

The ASU provides elective treatment for financial assets that are eligible for collateral maintenance practical expedient. This election may be made when the counterparty is contractually obligated to continue to fully replenish the collateral to meet the requirements of the contract and the Company reasonably expects the counterparty to continue to replenish the collateral.

Determination of eligibility of financial assets for the collateral maintenance expedient requires consideration of credit quality of the assets, and the related need for an allowance for credit losses based on several factors including: 1) the daily revaluation of the underlying collateral used to secure the customer's borrowings and collateral, 2) the customer's continuing ability to meet additional collateral requests based on decreases in the market value of the collateral, and 3) its right to sell the securities collateralizing the borrowings, if additional collateral requests are not met by the customer or the amounts borrowed are not returned on demand.

Clear Street LLC
Notes to Consolidated Statement of Financial Condition
December 31, 2020

The Company evaluated the ASU guidelines, and determined its Receivables from customers and Securities borrowed transactions to meet the eligibility requirements for the elective practical expedient. The Company also deemed the credit risk of organizations with which it entered clearing agreements, relating to Receivables from broker-dealers and clearing organizations, to be materially low, and establishment of a reserve account for CECL to be unnecessary.

The Company elected to apply the practical expedient to margin loans and the accrued interest on these loans based on the terms of margin agreements with customers. Margin levels are monitored daily and contract terms require the customer to deposit additional collateral or reduce positions when necessary, pursuant to the ASU guidelines. In connection with the customer's continuing ability to meet additional collateral requests, contract terms limited the Company's exposure to the current cost to replace all contracts in which the company has a gain.

Securities borrowed transactions met the practical expedient requirement based on collateral terms within contracts with counterparties. The Company maintains collateral from counterparties and continuously monitors the value of the securities posted as collateral, and obtains additional collateral pursuant to contractual provisions to ensure the cash held by the counterparty is fully collateralized.

Litigation

The nature of the Company's business subjects it to claims, lawsuits and regulatory examinations and other proceedings in the ordinary course of business. As of December 31, 2020, there were no unasserted claims or assessment that management is aware of or legal counsel has advised are probable of assertion and which must be disclosed. In the opinion of management, the ultimate outcome of all matters will not have a material impact on the Company's financial condition.

COVID-19 Risk

The economic uncertainty related to the outbreak of COVID-19 and the declaration of a pandemic by the World Health Organization in March 2020 has cast additional uncertainty on the assumptions used by management in making its judgments and estimates. In response to the economic conditions caused by the pandemic, governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize the economy. The duration and impact of the COVID-19 outbreak and the efficacy of the government and central bank interventions is unknown at this time. Accordingly, it is not possible to reliably estimate the length and severity of these developments and the impact that the COVID-19 pandemic will have on the financial results and condition of the Company in future periods.

10. Related Party Transactions

The Company has a management and an expense sharing agreement with Clear Street Management LLC ("CS Management") which a member of Holdings. The Company shares office space in New York with CS Management and its subsidiary entities. CS Management also provides payroll and administrative services to the Company. At December 31, 2020, included in Accounts payable and accrued liabilities was $347,006 payable to CS Management.

The Company maintains a consulting and service agreement with Clear Street Technologies LLC ("CS Tech") for technology infrastructure and support. CS Tech is under common control with the Company through Holdings which is the parent for both. At December 31, 2020, included in Accounts payable and accrued liabilities was $261,315 payable to CS Tech.

The Company maintains a software license agreement with Clear Street Technologies USVI LLC ("CS Tech USVI") for technology infrastructure and support. CS Tech USVI is under common control with the Company through Holdings. At December 31, 2020, there were no amounts payable or receivable between the Company and CS Tech USVI.

In the ordinary course of business, the Company also interacts with two other affiliated entities under common control for various services. At December 31, 2020, included in Accounts payable and accrued liabilities was $13,494 payable to one of these related parties.

The Company provides clearing, execution, locates and other securities borrowing services to Precision Securities LLC ("Precision"), a broker dealer under common control through Holdings. At December 31, 2020, included in Receivable from brokers, dealers and clearing organizations was $2,288,398 receivable from Precision.

The Company executed a subordinated borrowing agreement with Capital on December 31, 2019 which bore interest at the rate of 6.77% per annum and had a scheduled maturity of December 31, 2024. The subordinated borrowings were available in computing net capital under the SEC's uniform net capital rule. On September 30, 2020 Capital converted the subordinated borrowing agreement into equity capital in a non-cash transaction.

11. Net Capital Requirements

The Company and Markets are subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by SEC Rule 15c3-1, which requires the Company to maintain net capital equal to the greater of $1.5 million or 2% of aggregate debit items as defined. Markets is required to maintain net capital equal to the greater of $250,000 or a calculated amount based on the number of securities it makes markets in to a maximum of $1,000,000. These regulations also prohibit a broker-dealer from paying cash dividends, making loans to its parent, affiliates or employees, or otherwise entering into transactions, which, if executed, would result in a reduction of its total net capital to less than 150% of its

Clear Street LLC

Notes to Consolidated Statement of Financial Condition
December 31, 2020

minimum required capital. Moreover, broker-dealers are required to notify the SEC and other regulators prior to paying cash dividends, making loans to its parent, affiliates or employees, or otherwise entering into transactions, which, if executed, would result in a reduction of 10% or more its excess net capital (net capital less the minimum requirement). The SEC and FINRA have the ability to prohibit or restrict such transactions if the result is detrimental to the integrity of the broker-dealer. The Company is also subject to the CFTC's minimum net capital rule under regulation 1.17.

The Company has received approval from FINRA to utilize the flow through benefits of the Company's investment in Markets under Appendix C of SEC Rule 15c3-1. Included in the Net Capital of the Company is $24,181,620 attributable to Markets. Included in the Consolidated Statement of Financial Condition are assets of $489,681,593, liabilities of $448,303,067 and member's equity of $41,378,526 attributable to Markets.

At December 31, 2020, the Company had net capital of $184,988,920, which was $178,774,090 in excess of its required net capital of $6,214,830. At December 31, 2020, Markets had net capital of $25,181,621, which was $24,181,621 in excess of its required net capital of $1,000,000.

12. Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2020 and through March 8, 2021 the date of the issuance of these Consolidated Financial Statements. There have been no material subsequent events that have occurred during such period that would require disclosure in this report or would be required to be recognized in the Consolidated Financial Statements as of December 31, 2020.